

July 20, 2023

Athanasios Feidakis
President and Chief Executive Officer
Globus Maritime Limited
128 Vouliagmenis Avenue, 3rd Floor
166 74 Glyfada
Attica, Greece

  Re: Globus Maritime Limited
   Registration Statement on Form F-3
   Filed July 14, 2023
   File No. 333-273249

Dear Athanasios Feidakis:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Michael Purcell at 202-551-5351 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Energy & Transportation

cc: Steven Hollander